DRI NEW SUB I, INC.

                           ARTICLES OF INCORPORATION


                               September 14, 1999





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ARTICLE I

The name of the Corporation is DRI New Sub I, Inc.

ARTICLE II

The Corporation is organized to carry on any business not prohibited by law or required to be specifically set forth in these Articles.

ARTICLE III

The Corporation shall have authority to issue 100 shares of Common Stock without par value.

ARTICLE IV

The number of Directors shall be fixed by the Bylaws.

Each Director and Officer shall be indemnified by the Corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such a Director or Officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith. In the event of any judgment against such Director or Officer or in the event of a settlement, the indemnification shall be made only if the Corporation shall be advised, in case none of the persons involved shall be or have been a Director of the Corporation, by the Board of Directors, and otherwise by independent counsel to be appointed by the Board of Directors, that in its or his opinion such Director or Officer was not guilty of willful misconduct or a knowing violation of the criminal law. If the determination is to be made by the Board of Directors, it may rely, as to all questions of law, on the advice of independent counsel. Every reference herein to Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who may have served at its request as a Director or Officer of another corporation in which the Corporation owns shares of stock or of which it is a creditor or, in case of a non-stock corporation, to which the Corporation contributed and, in all of such cases, his executors and administrators. The right of indemnification hereby provided shall not be exclusive of any other rights to which any Director or Officer may be entitled.

In every instance in which the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of liability of directors or officers of a corporation to the corporation or its shareholders, the directors and officers of this Corporation shall not be liable to the Corporation or its shareholders.





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ARTICLE V

The address of the initial registered office of the Corporation, which is located in the City of Richmond, Virginia, is c/o Dominion Resources, Inc., 100 Tredegar Street, 2nd Floor, P.O. Box 26532, Richmond, Virginia 23261. The initial registered agent of the Corporation is James F. Stutts, whose business office is identical with the registered office and who is a member of the Virginia State Bar, and a resident of the Commonwealth of Virginia.

                                  Incorporator:


                                  /s/ Mark D. Westmoreland, Esq.


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